FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 18, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for September 18, 2006 and incorporated by reference herein is the Registrant’s immediate report dated September 18, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: September 18, 2006

BluePhoenix Announces New Redevelopment Solution for Converting COBOL
Applications to Java, C# at Gartner Application Development Summit

BluePhoenix™ Redevelopment SOA-Enable Legacy Applications

CARY, N.C. & HERZLIA, Israel, September 18, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced the release of BluePhoenix™ Redevelopment, a unique solution – incorporating a toolset, methodology and services – that enables organizations to rapidly and easily redevelop large-scale legacy COBOL applications to state-of-the-art environments such as Java/J2EE, C#, and Service-Oriented Architecture (SOA). By doing so, these organizations can upgrade their legacy technologies, while reducing maintenance and IT costs.

This solution is being showcased at the Gartner Application Development Summit being held September 25–27 in Phoenix, Arizona. Live demonstrations of the Redevelopment toolset will be shown at the BluePhoenix booth (Booth #1) during the exhibit hours.

BluePhoenix™ Redevelopment is the latest addition to the company’s comprehensive portfolio of high-efficiency platform, database, and application migration; data migration; and remediation solutions.

According to Gartner, “Legacy applications may be replaced with new, packaged applications or rewritten in a custom fashion in more modern architectures. Rather than wholesale replacement, reuse of legacy application logic and data via Service-Oriented Architecture (SOA) approaches is an increasingly popular approach.” (Leveraging Legacy Data Assets via Service-Oriented Techniques, Dale Vecchio, Ted Friedman, 20 Dec. 2005).

TEMENOS, a Geneva, Switzerland-based provider of integrated core banking systems to over 500 financial institutions worldwide has used the Redevelopment solution to convert and enhance some of its COBOL banking applications to Java in order to meet a growing demand for a Java-based solution of their application. According to Andreas Andreades, CEO of TEMENOS, “By redeveloping these applications, our customers will have the ability to operate on less costly hardware and software environments, while maintaining platform and vendor independence.”

IT Redevelopment is a key component in the overall BluePhoenix Enterprise IT Modernization strategy, which also includes Understanding, Migration and Remediation. Now – in addition to analyzing their environment, migrating applications to new environments, and modifying data fields – customers can also enhance the applications without having to re-write them.

“IT Redevelopment mitigates the cost and risk of large modernization projects by allowing companies to bring their development into a high-level, rules-based environment,” said Tom O’Connell, director of R&D at BluePhoenix Solutions. “By incorporating our Redevelopment technology into their development environments, customers can insulate newly enhanced and modernized applications from the technological changes that will undoubtedly follow. Once the application is in the rules-based repository, changes can be made using fewer resources than any native toolset and delivered rapidly in a controlled manner; moreover, the application can be easily deployed on any supported technology target.”

“We expect our new solution to offer major benefits to customers,” said Arik Kilman, CEO of BluePhoenix Solutions. “Using the BluePhoenix Redevelopment toolset will enable our customers to shorten time to market of new offerings and save millions of dollars by reducing their development cycle.”

“Interested parties attending the Gartner Application Development Summit may meet onsite with some leading customers to learn how they have benefited from BluePhoenix proven modernization tools and methodology,” added Kilman.

The BluePhoenix Redevelopment solution enables customers with legacy COBOL applications to move to Java/J2EE, C#, Service-Oriented Architecture (SOA), and Business Process Management (BPM). The solution is available immediately and information on the various features and benefits, along with case studies and the Redevelopment white paper can be found on the BluePhoenix Web site: www.bphx.com/redev.

About the Gartner Application Development Summit
Gartner Application Development Summit 2006 is the most focused event of its kind designed to help enterprises prepare for the challenges and optimize the opportunities as they build an agile, yet more robust and secure application infrastructure. Gartner Application Development Summit hits the critical spot between strategic planning and tactical advice for IT organizations as collaboration, accountability, compliance, and portfolio and resources management become key capabilities of the new Application Development team. Additional information is available at www.gartner.com/us/adsummit.

About BluePhoenix Solutions

BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application, and platform migrations; SOA enablement; field transformations; system standardizations; application development and redevelopment; and application outsourcing.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 12 offices in the USA, UK, Denmark, Germany, Italy, the Netherlands, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com